[redacted]

05038195

COMMISSION
Washington, D.C. 20549

VF 3-21-05

| OMB APPROVAL | |
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| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 1 2005

| SEC FILE NUMBER |
|---|
| 8- 66255 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION ADVISORS, LLC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PENN PLAZA, SUITE 4115
(No. and Street)

| NEW YORK CITY | NY | 10119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MACK — 212-744-1549
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

| ONE BATTERY PARK PLAZA | NEW YORK | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, ERIC GEBAIDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVATION ADVISORS, LLC., as of DECEMBER 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

[Signature]
Signature

CEO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INNOVATION ADVISORS, LLC

# REPORT ON STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2004

**INNOVATION ADVISORS, LLC**

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT**

To the Members of Innovation Advisors, LLC:

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 4, 2005 Kaufmann, Gallucci & Grumer LLP



One Battery Park Plaza ◦ New York, NY 10004 ◦ Tel: (212) 269-0572 ◦ FAX: (212) 968-1279

**INNOVATION ADVISORS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2004**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 28,705 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 7,800 |
| Members' equity | | 20,905 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 28,705 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Innovation Advisors LLC (the "Company"), a limited liability company, was organized under the laws of the State of New York on June 9, 2003. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the National Association of Securities Dealers, Inc. in May 2004.

The Company provides investment banking services to middle-market technology companies. It provides strategic advisory services related to mergers and acquisitions as well as assisting IT companies' efforts to raise capital through private placements The Company had one transaction generating 100% of the revenue related to the above business activities since it commenced operations as a broker-dealer.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

(b) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - INCOME TAXES

The Company is not subject to Federal or state income taxes since the taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into a management and expense agreement with a related entity and principal owner whereby certain overhead expenses, including rent and other office expenses paid by the entity would be allocated to the Company on a monthly basis. The monthly allocation is $1,000. In addition, the Company paid to the related entity a fee for services it rendered to the Company in connection with investment banking fees earned by the Company. Since the date the Company commenced operations, the Company paid approximately $29,000 for allocated overhead expenses and service fees charged by the related entity.

**NOTE 5 - REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ( SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to one during its first year of operations and 15 to one thereafter. Net capital and aggregate indebtedness change from day to day. As of December 31, 2004, the Company had a net capital of $20,905, which was $15,905 in excess of the required minimum at that date of $5,000.

**NOTE 6 - CONTINUING OPERATIONS**

The members have committed to fund operating deficits of the Company, if any, through January 1, 2006.